February 24, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Chanda DeLong, Staff Attorney

Re:	Audience Productions, Inc.

Registration Statement on Form S-1 (File No. 333-162589)

Dear Ms. DeLong:

On behalf of Audience Productions, a Washington corporation (the “Company” or “API”), and in connection with the Registration Statement on Form S-1 originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on October 20, 2009 and subsequently amended on January 26, 2010 (the “Registration Statement”), we are writing in response to the Staff’s comments on the Registration Statement on Form S-1/A as transmitted to the Company by letter dated February 11, 2010. For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment. The Company has filed today with the Commission Amendment No. 4 (“Amendment No. 4”) to the Registration Statement, and all references herein to the Registration Statement are to Amendment No. 4 and to the form of prospectus included therein. Additionally, we have sent you a marked copy of the S-1/A via express mail.

General

1.	Please consider the financial statement update requirements of Rule 8-08 of Regulation S-X prior to filing the next amendment to your registration statement.

We have updated the financial statements through January 31, 2010.

Prospectus Cover Page

2.	The red legend at the top which is complete in the EDGAR version is truncated in the hard copy.

Because the hard copy is created in Microsoft Word and the soft copy is created in HTML (EDGAR's required format), the pagination and some minor formatting may differ between the two versions. However, the text is exactly the same in both versions. The hard copy is provided solely for the Staff’s convenience, and will never be seen by the public.

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3.	We note that the Preferred is not capitalized on this page but is capitalized every other place in the filing where you refer to the securities you are selling. Please revise for consistency.

We have made the revision as requested.

4.	Revise the first paragraph to remove the inconsistency between "all or none" and the statement that you are not required to sell any specific number of securities. It appears that you are required to sell all or none.

We have made the revision to note that the offering will not be complete unless all of the shares are sold and that we will use our best efforts to sell them.

Prospectus Summary, page 1

5.	Please revise to disclose the interest rate of the officer loans, that they are to be paid back out of proceeds of the offering, and list the repayment as a separate use of proceeds since it involves payments to affiliates.

We have made the requested revisions to clearly disclose both the interest rate of the officer loans and the fact that they are to be repaid with proceeds from the offering. However, separately listing those expenses to be paid for with officer loans is problematic. Certain line items in the budget will be paid for both with loans and with proceeds from the offering. Showing these amounts twice would be confusing to prospective investors. As such, we have noted which line items in the budget will be paid for with loans from the officers and pointed to a table totaling $50,000 of such expenses.

6.	It is unclear what you mean by saying that the loan is not "guaranteed." Do you mean "unsecured"? Please revise to clarify.

Our intention was to make clear that the officers are contractually obligated to make the loans and we have therefore removed the word "guarantee", since it is unnecessary.

7.	We are unable to locate the payment of the officer loans in the budget. Please direct us to the location in the next amendment.

Please see our response to comment #5 above.

Series A Preferred Share Voting Rights, page 2

8.	Please revise the last bullet on this page so that it makes sense. Does it mean any approval of sale of the film for fair value to the officers?

The bullet has been revised accordingly.

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Risk Factors, page 5

9.	Please quantify the costs you believe you will face in being a public company. We suggest a tablular presentation of categories such as 34 Act reports, audited financial statements, D&O insurance policies, and printing costs for the annual report and proxy. Seeing the estimated numbers will both enable investors to determine how serious the risk is and to assist them in forming a judgment about your business plan.

We have added a "Public Company Costs" section to the budget table.

10.	Also, please revise the 24th risk factor to clarify, if true, that the officers have $100,000 they are able to devote to the company during the offering period, if necessary. The present risk factor appears to conflict with the disclosure about the loan.

The 24th risk factor has been revised to reflect the fact that the Officers have up to $100,000 to lend API prior to the close of the offering.

Internet Advertising, page 13

11.	We suggest adding a risk factor that the ad words, sponsored links, and advertising on third party websites might be found to create liabilities for the company and its affiliates if they were inappropriate. It should cite the various liability sections that might be tripped by inappropriate advertising.

We have added a new risk factor #25 and referenced violations under Section 5 and liabilities under Section 12 of the 33 Act.

12.	We note that the advertisements "will" always comply with the 33 Act. Please revise to explain how this will be monitored.

We have revised the language in this section to state that we will endeavor to create advertisements that comply with the 33 Act. We plan to only create advertisements that are accurate and not misleading, and all advertisements will be accompanied by a link to the final prospectus. All advertising campaigns will be reviewed with counsel prior to publication.

13.	Tell us how the search terms "will be restricted to those jurisdictions where the securities are registered."

Both Google and Yahoo! provide the ability to limit advertisements to specific jurisdictions (e.g. U.S. States and Canadian Provinces).

Material Provisions Contained Within the Production Services Agreement, page 19

14.	We note that you anticipate both the director and the cast being selected prior to closing the offering. Since it appears that these would be clearly material to an investment decision, please tell us how you intend to disclose this information. Will you file post-effective amendments?

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We plan to file post effective amendments and 8-Ks, send emails to all existing investors, and update our website accordingly.

Screenshots

Slide 1

15.	We reissue previous comment 11. We note your response. If your picture is of not of actors you have under contract, remove the photograph.

We have removed the photograph as requested.

16.	We note your response to our prior comment 13 and reissue. Please remove the word "help" and rephrase to clarify that investors will be buying shares in a company, not helping to make a movie.

We removed the word "help" and substantially revised the remaining language on slide 1.

17.	We note your response to our prior comment 14. Please provide the basis for your assertion that you are the first company to ask for contributions or investments from a large group of people in order to finance a film. Alternatively, delete the assertion that you are making the "first crowdsourced indie." If you use the term crowdsourced, please define it.

We have substantially revised slide 1 in accordance with the Staff’s guidance.

18.	Either provide support for the statement that other films are made in a way that leaves audiences "completely out of the picture" or delete. We believe that films are produced with enormous attention to what audiences wish to see, including using directors and actors and actresses who have proven successful in other films, and including in some cases previews prior to general release. Based upon this input and a history of successfully producing films which attract audience, film companies are able to attract financing. By failing to have a director and cast, a record of successful commercial films, a bank line of credit, or anything but an $8 million budget if your offering is successful, you are in a different category from many other film companies but there does not appear to be any basis for describing your company as "revolutionary." Please revise.

We have substantially revised slide 1 in accordance with the Staff’s recommendations and removed the phrase “leaves the audience completely out of the picture” and the word “revolutionary.”

Slide 11

19.	We note your response to our prior comment 19 and reissue. Please delete all reference both here and in the prospectus to investors as "producers" or "executive producers," as these titles are misleading.

We have deleted the titles in both the screen shots and prospectus as requested.

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20.	Please also delete the reference to the "press release," as this is misleading. You do not intend to release the names of investors to the press.

We have deleted the references to the "press release" as required.

Slide 12

21.	We suggest revising this slide to indicate that the recommending party might be subject to Section 12 liability depending on his motive for making the recommendation or deleting this slide.

We respectfully disagree with the Staff’s position that an indication regarding Section 12 liability for the recommending party should be added to the slide. Section 12 imposes liability on those who offer or sell securities in violation of Section 5. We believe that investors in our offering are not statutory sellers of the securities and therefore cannot be liable under Section 12. To support this position, we point to the Supreme Court’s decision in Pinter v. Dahl, 486 U.S. 622 (1988). In Pinter, the Supreme Court held that the definition of “seller” for Section 12 (a)(1) purposes includes: (a) the person who actually passes title, and (b) persons who solicit the purchase from the purchaser. However, the Court stated that “It strains the meaning of § 2(3) of the Act, which defines “offer” for § 12(1)’s purposes as including every “solicitation of an offer to buy . . . for value,” to say that a person who gratuitously urges another, even strongly or enthusiastically, to make a securities purchase solely for the buyer’s benefit is “soliciting” or is requesting value in exchange for his suggestion or seeking the value the titleholder will obtain in exchange for the ultimate sale. Only if the soliciting person is motivated by such a financial interest can it be fairly said that the buyer “purchased” the security from him, such that he can be aligned with the owner in a rescission action.” As in Pinter, there is no such financial motivation for an investor in our offering to recommend the purchase of the securities.

FAQ

22.	We note your response to our prior comment 21 and reissue in part. Revise your FAQ section to delete statements which imply that investors in your company are going to "participate in a film project" and be an "integral" part of the production process. Investors are buying shares in a company, not participating in a project. In addition, periodic polling events and access to film updates do not make investors "integral" to the production of your film.

We have made the required revisions to the FAQ.

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* * * *

If you have any questions concerning the foregoing, please contact Noel Howe at (206) 264-3071.

Sincerely,

/s/ BEACON LAW ADVISORS, PLLC Beacon Law Advisors, PLLC

Enclosures

cc:	Jay T. Schwartz – Director and President of Audience Productions, Inc. George R. Brumder – Director and Treasurer of Audience Productions, Inc.

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